February 27, 2019

U.S. Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

**Re: Iroquois Valley Farmland REIT, PBC**
**Offering Statement on Form 1-A**
**Filed November 5, 2018**
**File No. 024-10919**

Ladies and Gentlemen:

We are counsel to Iroquois Valley Farmland REIT, PBC, a Delaware public benefit corporation ("Company"). The Company received your comment letter dated December 3, 2018 ("Comment Letter") sent in response to the Form 1-A filed by the Company on November 5, 2018. A copy of your Comment Letter is attached hereto as Exhibit A for your reference.

We respectfully submit the following responses to the issues raised in your Comment Letter:

General

1. The Company's Board of Directors terminated the Company's existing stock redemption program and approved and adopted a new stock redemption program on effective February 20, 2019. The Company's new stock redemption program is fully described in the section titled, "Policies with Regards to Certain Activities" of the offering circular. The provisions of Rule 13e-4 are intended to prevent fraudulent, deceptive or manipulative acts in connection with issuer tenders offers. The stock redemption plan is intended to allow the Company to make repurchases of shares of its common stock in a manner that such redemptions do not constitute an issuer tender offer subject to the Exchange Act Rule 13e-4.

   The new stock redemption program is intended to provide limited interim liquidity for the Company's stockholders until a liquidity event occurs. Without the stock redemption program, the Company's stockholders would generally be required to hold their shares of common stock for an indefinite time period because (i) there is no established trading market for the shares, (ii) the Company does not anticipate that a secondary trading market for the shares will develop, and (iii) the Company does not have a pre-established liquidation date or other established liquidity event (such as listing the shares on a securities exchange, merger with a publicly traded company or sale in a privately negotiated transaction). Company's stock redemption program will be terminated if shares of Company's common stock are listed on a national securities exchange or included for quotation in a national securities market, or in the event a secondary market for shares of Company's common stock develops.

   All material information relating to Company's stock redemption program will be fully and timely disclosed (i) to the Company's stockholders and (ii) in Company's offering materials. Modifications, suspensions or terminations of the stock redemption program will be promptly

disclosed in a Current Reports filed with the SEC, and stockholders will be notified in writing at least thirty (30) days prior to the effective date of the modification, suspension or termination.

The stock redemption program is open to all stockholders. Stockholders must have held the shares of common stock to be redeemed for at least five (5) years to redeem such shares in the stock redemption program. Stockholders must redeem a minimum of twenty (20) shares of common stock to participate in the stock redemption program; provided that if a stockholder owns less than twenty (20) shares, the stockholder may participate if the stockholder redeems all of the shares then owned by the stockholder. The stock redemption program is intended to remain open indefinitely unless modified or suspended by Company's Board of Directors.

Stockholders can tender their shares of common stock at any time during the period in which redemption periods are open. Each redemption period will be held open for at least one (1) month. Repurchases under the stock redemption program will be made at least once every eighteen (18) months; however we will attempt to repurchase every twelve (12) months. As a result, if the funds are not available to repurchase an investors shares, the investor may request that the redemption be made at such time as funds are available.

The repurchase price of the shares will be based on the current Board-approved price for shares of Company's common stock. At no time will the repurchase price exceed the current Board-approved price. The Company will not pay a premium for the shares repurchased under the stock redemption plan. The repurchase price will be the same for all shares redeemed during a given redemption period and the repurchase price will be paid in cash. Because repurchases under the new stock redemption program would be priced at an amount which will never exceed the then current Board-approved price, would be made on a periodic basis, and would only involve a very small percentage of the Company's outstanding securities, the Company believes that the new stock redemption program would not bring about the abuses Rule 13e-4 was intended to prevent and should not be subject to Rule 13e-4.

The number of shares to be repurchased by the Company under each redemption will be limited and will not (i) be less than five percent (5%), and/or (ii) exceed ten percent (10%) of the number of shares of the Company's common stock outstanding at the time the redemption becomes effective. Any and all shares of common stock redeemed by the Company will be cancelled and returned to the status of authorized but unissued shares.

Shares acquired by the Company through the stock redemption program will not be reissued unless they are first registered with the SEC or other appropriate state securities laws or are exempt from such registration. If the volume limitation is reached (i.e., shares tendered for redemption are in excess of ten percent (10%) of the number of shares of the Company's common stock) in any given redemption period or the Company determines to redeem fewer shares than have been submitted for redemption in any redemption period, the Company will make redemptions under the stock redemption program on a pro rata basis.

The Company will not solicit redemptions under the stock redemption program other than through disclosure in our offering materials and Current Reports filed with the SEC disclosing the

terms of the stock redemption program, and through further communications as necessary to announce a modification to, or suspension or termination of, the program.

Stockholders desiring to submit for redemption all or a portion of their shares of common stock will do so of their own volition and not at the behest of, invitation or encouragement of the Company. The role of the Company in effectuating redemptions under the Stock Redemption Program will be ministerial. Stockholders may withdraw any request for redemption at any time in writing delivered to the Company prior to the redemption.

2. The Company's new stock redemption program is intended to be exempt from Rule 102 of Regulation M to permit the Company to repurchase its shares of common stock while the Company is engaged in a distribution of shares of common stock.

   Rule 102(a) of Regulation M prohibits issuers from bidding for, purchasing or attempting to induce another to bid for or purchase a security that is the subject of a distribution while such distribution is underway. Rule 102(e) of Regulation M authorizes the SEC to exempt from the provisions of Rule 102 any transaction or series of transactions, either unconditionally or subject to specified terms and conditions.

   The Company has considered all of the elements of its share repurchase program and has designed the new program to be consistent with the class relief granted by the Division of Market Regulation in the class exemptive letter granted Alston & Bird LLP dated October 22, 2007 which allowed non-listed real estate investment trusts (REITs) to redeem their common stock through established share redemption programs while engaged in the distributions of their common stock.

   In particular, the Company's new share repurchase program has the following attributes (i) there is no trading market for the Company's common stock, (ii) the Company will terminate its share repurchase program during the distribution of its common stock in the event that a secondary market for the Company's common stock develops, (iii) the company repurchases its shares of common stock under its share redemption program at a price that does not and will not exceed the then current offering price of its common stock, (iv) the terms of the share redemption program are fully disclosed in the offering circular and materials provided to the SEC for dissemination to the public, and (v) except as may be exempted, the Company will otherwise comply with Regulation M.

<u>Cover Page</u>

3. The Company has revised its offering circular to be numbered pursuant to the requirements of Rule 403.

4. In its initial submission of the offering circular, the Company included the required financial statements as exhibits to the offering circular. In light of the SEC's comments, the Company has revised its offering circular to include the required financial statements as part of the offering circular document itself as required by Part II of Form 1-A.

5. The Company has revised its offering circular to remove references stating it reserves the right to engage a placement agent or broker-dealer in the future without notice. The Company does not intend to engage a placement agent or broker-dealer. The Company notes that it will be obligated to update the offering circular and disclosures pursuant to the requirements of Regulation A should it engage a placement agent or broker-dealer in the future.

6. The Company has revised its offering circular to make clear that its management and board of directors do not rely on the appraised values provided by third party appraisers, and has indicated that the appraisals merely provide a starting point for determining the per share pricing levels. The Company's management and board takes full responsibility for determining the per share pricing levels and the offering circular has been revised to reflect this more clearly. As a result of the foregoing, the Company does not believe the consents of third-party appraisers pursuant to Item 17 of Form 1-A are required.

7. The Company has revised its offering circular to correct the table and properly reflect the dilutive shares in 2017.

Management's Discussion and Analysis

8. The Company has revised its offering circular to include a discussion of its interim periods.

Our Business and Properties

9. The Company has revised its disclosures to describe how it evaluates and monitors its tenant credit quality.

10. The Company has updated its table of the farms owned to include the nature of the title to and interest in the land. In addition, the Company has now included an additional table which provides for disclosure of information concerning the material encumbrances on each of the Company's properties as required by Item 14(b) of Form S-11.

The Value Created by Iroquois Valley

11. The Company has updated its disclosure in the footnote regarding its track record to remove the language "implied share price based on appraised equity value" and to provide alternative language.

12. The Company has revised the heading of the table under the section titled "Track Record of Building Relationships with Talented Operators" to reflect that in 2017 the Company had owned and financed acres totaling 8,402. The reference to "leased acres" atop this table was inadvertently incorrectly stated.

13. The Company has removed the table "Cash Returns by Investment Type."

Broadly Held Investor Base

14. The Company has revised the "Investor Liquidity" subsection under "Broadly Held Investor Base" to describe the nature of the liquidity events.

Policies with Respect to Other Activities

15. The Company has revised its disclosures to clearly state that it intends to make investments in such a manner that we will not be treated as an "investment company" under the Investment Company Act of 1940. Although the Advisers Act does not specifically exempt REITs, it does exempt any company that invests only in mortgages and real estate, and further applies only to companies that invest in securities. The Company believes that the ownership of entire parcels of real estate and self-funded mortgages are not securities, and therefore as a result the Company is not required to register under the Investment Company Act of 1940.

16. The Company has included a new risk on Page 29 of the offering circular, which informs readers that there is a risk that regulatory bodies could determine that the Investment Company Act of 1940 may apply to the Company and, if the Company inadvertently were to become subject to registration under the Investment Company Act of 1940, that there is a risk that the Company's ability to engage in business in interstate commerce and other adverse consequences may apply, such as rendering contracts we enter into unenforceable and imposing burdensome substantive requirements and restrictions on our activities.

Stock Redemption Policy

17. The Company's Board of Directors terminated the Company's existing stock redemption program, and approved and adopted a new stock redemption program on February 20, 2019. The new stock redemption program is fully described in the section titled "Our Policies with Regards to Certain Activities." The Company believes that this newly revised plan and disclosure describes the share repurchase program in greater detail, clarifies the number of redemptions that may occur in each year and that redemptions will be done pro rata. The new share repurchase plan also discloses the factors that the Board will take into consideration when changing or suspending the new share repurchase program and that shareholders will become aware of the change upon the Company's filing of new Current Reports with the SEC upon making any such modification or suspension of the plan.

Signatures

18. The Company has updated its offering circular to include conformed signatures.

Exhibits

19. The Company has included copies of its revolving credit facilities contracts as Exhibits to its offering circular.

20. The Company has included an exhibit index at the beginning of Part III of its Form 1-A.

Consolidated Financial Statements

21. The interim financial statements are unaudited. The Company has revised its presentation to clearly label the interim financial statements as unaudited.

22. The Company has revised its interim financial statements to include footnotes as required under Rule 8-03(b) of Regulation S-X.

23. The Company has updated subsection titled "Operating Expenses" under "Management's Discussion and Analysis of Financial Condition and Results of Operations" to more clearly explain the nature of the grant reimbursements netted against its general and administrative expenses. The Company has disclosed the nature of the grant reimbursements in "Footnote L" of its financial statements filed with the offering circular.

If you have any questions or need any additional information, please do not hesitate to contact me directly at 312-377-7865.

Best regards,

Tim Fitzgerald

Timothy P. Fitzgerald, Esq.